SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, DC  20549
                             FORM 11-K


 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                            ACT OF 1934

              For fiscal year ended December 31, 1995

                   Commission file number 1-9887


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          Oregon Steel Mills, Inc. Employee Stock Ownership Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                    OREGON STEEL MILLS, INC.
               1000 BROADWAY BUILDING SUITE 2200
                      PORTLAND, OR  97205


                         SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

      OREGON STEEL MILLS, INC. EMPLOYEE STOCK OWNERSHIP PLAN

                                          /s/ L. Ray Adams
                                          ---------------------
                                          L. Ray Adams, Trustee
                                          March 29, 1996

                            OREGON STEEL MILLS, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN

                                  ------------


                    REPORT ON AUDITS OF FINANCIAL STATEMENTS
                          AND SUPPLEMENTAL SCHEDULES
                      for the three years in the period
                           ended December 31, 1995

                     OREGON STEEL MILLS, INC.

                  EMPLOYEE STOCK OWNERSHIP PLAN

             REPORT ON AUDITS OF FINANCIAL STATEMENTS

                    AND SUPPLEMENTAL SCHEDULES

      FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1995

OREGON STEEL MILLS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
TABLE OF CONTENTS


                                                              PAGE

Report of Independent Accountants                               1

Financial Statements:
  Statements of Net Assets Available for Plan Benefits at
     December 31, 1995, 1994 and 1993                           3

  Statements of Changes in Net Assets Available for Plan
     Benefits for the three years in the period ended
     December 31, 1995                                          4

  Notes to Financial Statements                                 5


Supplemental Schedules:

  Item 27a - Schedule of Assets Held for Investment Purposes
     at December 31, 1995                                       8

  Item 27d - Schedule of Reportable and Party-in-Interest
     Transactions for the year ended December 31, 1995          9

REPORT OF INDEPENDENT ACCOUNTANTS



The Board of Trustees
Oregon Steel Mills, Inc.
  Employee Stock Ownership Plan
Portland, Oregon

We have audited the accompanying statements of net assets available for plan benefits of the Oregon Steel Mills, Inc. Employee Stock Ownership Plan (the Plan) as of December 31, 1995, 1994 and 1993 and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995, 1994 and 1993, and the changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules of Assets Held for Investment Purposes and Reportable and Party-in-Interest Transactions as of and for the year ended December 31, 1995 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 1995 and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                          /s/Coopers & Lybrand L.L.P.
                                          COOPERS & LYBRAND L.L.P.






Portland, Oregon
February 27, 1996


OREGON STEEL MILLS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 1995, 1994 and 1993



                                                              1995             1994             1993

                            ASSETS
Investment in Oregon Steel Mills, Inc.
    common stock                                         $31,913,472        $37,616,626      $69,321,183
Cash                                                          54,130             30,483           36,308
Employer contribution receivable                                                736,000          750,000
                                                         -----------        -----------      -----------

    Total assets                                          31,967,602         38,383,109       70,107,491
                                                         -----------        -----------      -----------

                          LIABILITIES

Dividend checks outstanding                                   15,157              6,235           17,735
                                                         -----------        -----------      -----------

    Total liabilities                                         15,157              6,235           17,735
                                                         -----------        -----------      -----------

Net assets available for plan benefits                   $31,952,445        $38,376,874      $70,089,756
                                                         ===========        ===========      ===========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.


                                                       3

OREGON STEEL MILLS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS for the three years in the period ended December 31, 1995




                                                              1995             1994             1993
Additions to net assets attributed to:
   Investment income:
      Dividends deemed received                         $ 1,336,882      $  1,459,264       $ 1,626,641
      Interest income                                         1,219               469               187
   Employer contribution                                      1,526           737,672           754,000
                                                        -----------      ------------       -----------

      Total additions                                     1,339,627         2,197,405         2,380,828
                                                        -----------      ------------       -----------

Deductions from net assets attributed to:
   Net depreciation of investments                        4,008,542        24,872,202         1,644,855
   Benefits distributed to participants                   2,186,638         7,491,865         8,240,177
   Transfer of assets to the Oregon Steel
        Mills, Inc. Thrift Plan                             231,994            86,956           675,700
   Pass-through of dividends deemed received              1,336,882         1,459,264         1,626,641
                                                        -----------      ------------       -----------

      Total deductions                                    7,764,056        33,910,287        12,187,373
                                                        -----------      ------------       -----------

      Net deductions                                     (6,424,429)      (31,712,882)       (9,806,545)

Net assets available for plan benefits:
   Beginning of year                                     38,376,874        70,089,756        79,896,301
                                                        -----------      ------------       -----------

   End of year                                          $31,952,445      $ 38,376,874       $70,089,756
                                                        ===========      ============       ===========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                                                       4

OREGON STEEL MILLS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

1.  PLAN DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    The following description of the Oregon Steel Mills, Inc. (the Company) Employee Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the Plan document or the Summary Plan Description for a more complete description of the Plan's provisions.

    PLAN DESCRIPTION

    The Plan, established by the Company on November 27, 1980 and as amended and restated effective January 1, 1994, is designed to invest primarily in common stock of the Company for the benefit of eligible employees (those employed by the Company or its wholly owned subsidiary, Napa Pipe Corporation, at year end with at least six months service). Employer contributions to the Plan are made at the sole discretion of the Company's Board of Directors, generally in the form of newly issued shares of the Company's common stock. Employer contributions are allocated annually to each participant's account based on the proportion that each participant's compensation bears to total compensation, subject to specified limitations. Voluntary contributions by participants are not permitted.

    Payments of vested benefits to a participant whose employment has terminated are generally made by a single distribution of Company stock. The Plan may distribute cash in lieu of Company stock at the election of the Plan's administrative committee provided sufficient cash is available and provided the participant consents in writing to receive a cash distribution.

    The full amount credited to a participant's account vests at age 65 or when a participant terminates by reason of death or total disability. The account of a participant otherwise vests ratably over seven years of employment, at the rate of ten percent for each of the first four years, and twenty percent for each of the next three years. At termination, the nonvested portion of a former participant's account is forfeited. All forfeitures are allocated among the accounts of persons who are participants on the last day of the Plan's fiscal year, or whose participation in the Plan terminated during the fiscal year because of Normal Retirement (as defined in the Plan), death, total disability or layoff, in the proportion that each such person's compensation taken into account under the Plan bears to such compensation of all those persons for the fiscal year.

    A participant who has attained age 59-1/2 and is fully vested may elect to receive a distribution of his or her entire account balance in the Plan. On December 7, 1989, the Plan was amended, effective January 1, 1990, to allow participants who are fully vested and who have attained

OREGON STEEL MILLS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED


1.  PLAN DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES,
    CONTINUED:

    PLAN DESCRIPTION, CONTINUED

    the age of 40, but not age 59-1/2, to elect a distribution of part of their Plan stock account balance. The maximum amount of the elective distribution is a percentage of the participant's common stock account determined on a cumulative basis at the rate of 5% per year, beginning with the year the participant attains age 40, up to 50% of the participant's stock account. The method of distribution can be either partly or totally in the form of a distribution of common stock to the participant or a sale of common stock by the Plan and a transfer of the proceeds from the sale to the participant's account under the Company's Thrift Plan.

    An administrative committee appointed by the Company's Chief
    Executive Officer administers the Plan.

    Contributions under the Plan and all other assets of the Plan are held in trust under agreements entered into between the Company and the Plan Trustees.

    While the Company has not expressed any intent to terminate the Plan, it may do so at its sole discretion. In the event the Plan is terminated, benefits become fully vested and nonforfeitable and the assets of all participants' accounts will be distributed to or for the benefit of the participants in accordance with the Plan's provisions.

    The following is a summary of significant accounting policies followed in preparation of the Plan's financial statements:

    INVESTMENTS

    The investment in the Company's common stock is stated at fair value at December 31, 1995, 1994 and 1993, as determined by the closing quote on that day on the New York Stock Exchange.

    The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

    Dividend income is accrued on the ex-dividend date. Sales of investment are recorded on a trade-date basis. Realized gains and losses are based on the actual cost of securities.

OREGON STEEL MILLS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED


1.  PLAN DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES,
    CONTINUED:

    BENEFITS TO FORMER PARTICIPANTS

    Benefits are accrued as a liability in the period the participant terminates. A terminated participant may elect to defer the date benefits are distributed to a date beyond age 65, but no later than April 1 following the calendar year in which the participant attains age 70-1/2.

    FEDERAL INCOME TAXES

    The Plan has received a favorable determination from the Internal Revenue Service as to the qualification of the Plan and exemption from federal income taxes.

    EXPENSES

    Administrative expenses of the Plan have been paid by the Company at its election.


2.  INVESTMENT IN OREGON STEEL MILLS, INC. COMMON STOCK:

    During 1993, 1994 and 1995, the changes in shares of common stock of the Company owned by the Plan were as follows:

       December 31, 1992                                   2,995,155

       Shares contributed by Oregon Steel Mills, Inc.        146,982
       Shares sold or distributed in 1993                   (383,085)
                                                           ---------

       December 31, 1993                                   2,759,052

       Shares contributed by Oregon Steel Mills, Inc.         29,852
       Shares sold or distributed in 1994                   (381,440)
                                                           ---------

       December 31, 1994                                   2,407,464

       Shares contributed by Oregon Steel Mills, Inc.         44,630
       Shares sold or distributed in 1995                   (152,024)
                                                           ---------

       December 31, 1995                                   2,300,070
                                                           =========

    Shares are valued at a market price of $13.875 per share at December 31, 1995, $15.625 per share at December 31, 1994 and
    $25.125 per share at December 31, 1993.

SUPPLEMENTAL SCHEDULES

OREGON STEEL MILLS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 1995


                                    NUMBER                                                           DECREASE
                                      OF                           INVENTORY           FAIR          IN FAIR
                                    SHARES           BASIS          VALUE(1)           VALUE         VALUE(2)
                                  ----------      -----------     -----------      -----------     -----------
Oregon Steel Mills, Inc.
    Common stock (3)              2,300,070       $21,074,006     $35,983,091      $31,913,472     $4,069,619



(1)   Market value as of December 31, 1994 or market value at time of contribution if contributed subsequent to that date.

(2)   Computed as the difference between fair value and inventory value.

(3)   Represents party-in-interest investment.

                                                       8
/TABLE

OREGON STEEL MILLS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
ITEM 27D - SCHEDULE OF REPORTABLE AND
PARTY-IN-INTEREST TRANSACTIONS
for the year ended December 31, 1995



The following represents any transaction or series of transactions within the Plan which involved an amount in excess of five percent of the December 31, 1994 current value of Plan assets, or any party-in-interest transactions:


RECEIPTS:                                                 AMOUNT
---------                                              ------------

Dividends deemed received from Oregon
   Steel Mills, Inc. (1)                                $1,336,882

Employer stock contribution from Oregon
   Steel Mills, Inc. (1)                                     1,526

DISBURSEMENTS:
--------------

Pass-through of dividends deemed received by
   participants (1)                                      1,336,882

Benefits to participants (1)                             2,186,638

Transfer of assets to Oregon Steel Mills, Inc.
   Thrift Plan (1)                                         231,994


(1)  Represents party-in-interest transaction.